PAGE 1

                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                    FORM 11-K


               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                       or

               [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                  For the fiscal year ended September 30, 1997


                          Commission file number 1-8022



                                 CSX CORPORATION
                              CAPITAL BUILDER PLAN



                                 CSX CORPORATION
                             A Virginia Corporation
                  IRS Employer Identification Number 62-1051971
                                One James Center
                              901 East Cary Street
                            Richmond, Virginia 23219
                            Telephone (804) 782-1400

        PAGE 2
                                 CSX CORPORATION
                              CAPITAL BUILDER PLAN
                          INDEX TO FINANCIAL STATEMENTS


Audited Financial Statements                                            Page No.

        Report of Independent Auditors                                  3

        Statement of Net Assets Available for Plan Benefits
          - September 30, 1997                                          4

        Statement of Net Assets Available for Plan Benefits
          - September 30, 1996                                          5

        Statement of Changes in Net Assets Available for Plan
          Benefits - Fiscal Year Ended September 30, 1997               6

        Statement of Changes in Net Assets Available for Plan
          Benefits - Fiscal Year Ended September 30, 1996               7

        Notes to Financial Statements                                   8-12

Supplemental Schedules

        Schedule of Assets Held for Investment Purposes
          - September 30, 1997                                          14

        Schedule of Reportable Transactions                             15

Signature                                                               16

                         REPORT OF INDEPENDENT AUDITORS

The Pension Committee
CSX Corporation Capital Builder Plan
CSX Corporation
Richmond, Virginia


           We have audited the accompanying statements of net assets available for plan benefits of the CSX Corporation Capital Builder Plan ("Plan") as of September 30, 1997 and 1996, and the related statements of changes in net assets available for plan benefits for the fiscal years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

           We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

           In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at September 30, 1997 and 1996, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

           Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of September 30, 1997 and reportable transactions for the fiscal year then ended, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                              /s/ ERNST & YOUNG LLP
                                  ---------------------
                                  Ernst & Young LLP

Jacksonville, Florida
March 23, 1998





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        PAGE 4

                                        CSX CORPORATION
                                     CAPITAL BUILDER PLAN
                      STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                      SEPTEMBER 30, 1997
                                    (Dollars in Thousands)

                                                                             Non-Participant
                                       Participant Directed                   Directed
                          ------------------------------------------------   -----------
                                        S & P                                   CSX
                          Guaranteed     500       Aggressive      CSX          ESOP
                          Interest      Index       Growth        Stock        Stock
                            Fund        Fund         Fund          Fund         Fund        Total
                          -----------------------------------------------    ----------------------

ASSETS
 Investments
  Common Stock of CSX
   Corporation            $     -      $     -      $     -       $52,173    $202,319      $254,492
  Collective Trust
   Fund                    17,073            -            -             -          -         17,073
  Mutual Funds                  -       26,074       14,396             -          -         40,470
  Cash and Cash
   Equivalents                  -            5          (33)          483          4            459
                          ----------   --------    ----------    ---------   -----------   ---------

                           17,073       26,079       14,363        52,656    202,323        312,494
 Accrued Investment
  Income                        -            1            -             1          3              5
                          ----------   --------    ----------    ---------   -----------   ---------

TOTAL ASSETS               17,073       26,080       14,363        52,657    202,326        312,499
                          ----------   --------    ----------    ---------   -----------   ---------

LIABILITIES
 Due to Brokers for
  Securities                    -            -            -           346      1,024          1,370
Purchased
 Accrued Expenses               9           15            8            28        102            162
                          ----------   --------    ----------    ---------   -----------   ---------

TOTAL LIABILITIES               9           15            8           374      1,126          1,532
                          ----------   --------    ----------    ---------   -----------   ---------

NET ASSETS AVAILABLE
FOR PLAN BENEFITS         $17,064      $26,065      $14,355       $52,283    $201,200      $310,967
                          ==========   ========    ==========    =========   ===========   =========


See Notes to Financial Statements.

           PAGE 5

                                        CSX CORPORATION
                                     CAPITAL BUILDER PLAN
                      STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                      SEPTEMBER 30, 1996
                                    (Dollars in Thousands)


                                                                             Non-Participant
                                       Participant Directed                   Directed
                         -------------------------------------------------   ------------
                                        S & P                                    CSX
                         Guaranteed      500       Aggressive      CSX          ESOP
                         Interest       Index       Growth        Stock         Stock
                           Fund          Fund        Fund          Fund         Fund         Total
                         -------------------------------------------------   ----------------------

ASSETS
 Investments
  Common Stock of
   CSX Corporation        $     -       $     -     $     -       $40,210    $170,106       $210,316
  Collective
Trust                      15,463             -           -             -           -         15,463
   Fund
  Mutual Funds                  -        14,991       9,310             -           -         24,301
  Cash and Cash
   Equivalents                 73             3           2           182         305            565
                         ----------    ---------   ----------    ---------   ------------   ---------

                           15,536        14,994       9,312        40,392     170,411        250,645
 Accrued Investment
  Income                        -             -           -             1           3              4
                         ----------    ---------   ----------    ---------   ------------   ---------

TOTAL ASSETS               15,536        14,994       9,312        40,393     170,414        250,649
                         ----------    ---------   ----------    ---------   ------------   ---------

LIABILITIES
 Due to Brokers for
  Securities
  Purchased                     -             -           -           176           -            176
 Accrued Expenses              24            10           7            24          88            153
                         ----------    ---------   ----------    ---------   ------------   ---------

TOTAL LIABILITIES              24            10           7           200          88            329
                         ----------    ---------   ----------    ---------   ------------   ---------

NET ASSETS
AVAILABLE FOR PLAN        $15,512       $14,984      $9,305       $40,193    $170,326       $250,320
BENEFITS
                         ==========    =========   ==========    =========   ============   =========


See Notes to Financial Statements.

        PAGE 6

                                          CSX CORPORATION
                                       CAPITAL BUILDER PLAN
                    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                               FISCAL YEAR ENDED SEPTEMBER 30, 1997
                                      (Dollars in Thousands)


                                                                               Non-Participant
                                          Participant Directed                  Directed
                             -----------------------------------------------   -----------

                                           S & P                                  CSX
                             Guaranteed     500      Aggressive       CSX         ESOP
                             Interest      Index       Growth        Stock       Stock
                               Fund         Fund        Fund         Fund         Fund         Total
                             -----------------------------------------------   -----------------------

ADDITIONS
 Investment Income:
  Dividends and Interest      $ 1,007       $  381     $   78         $  888   $ 3,524         $ 5,878
 Employer Contributions           193          143         50            719     6,403           7,508
 Participant                    1,737        4,076      1,870          4,802         -          12,485
Contributions
 Net Realized and
  Unrealized Appreciation
  in Fair Value of
  Investments                       -        6,501      3,560          7,216    27,232          44,509
                             ----------    -------   -----------    --------   -----------    --------

                                2,937       11,101      5,558         13,625    37,159          70,380
DEDUCTIONS
 Distributions to
  Participants                    829          483        243          1,706     6,007           9,268
 Fees and Expenses                 62           35         18             72       278             465
                             ----------    -------   -----------    --------   -----------    --------

                                  891          518        261          1,778     6,285           9,733

INTERFUND TRANSFERS              (494)         498       (247)           243         -               -
                             ----------    -------   -----------    --------   -----------    --------

NET INCREASE IN NET             1,552       11,081      5,050         12,090    30,874          60,647
ASSETS

Net Assets Available for
 Plan Benefits at
 Beginning of Year             15,512       14,984      9,305         40,193   170,326         250,320
                             ----------    -------   -----------    --------   -----------    --------

NET ASSETS AVAILABLE FOR
 PLAN BENEFITS AT
 END OF YEAR                  $17,064      $26,065    $14,355        $52,283   $201,200       $310,967
                             ==========    =======   ===========    ========   ===========    ========


See Notes to Financial Statements.

        PAGE 7

                                           CSX CORPORATION
                                         CAPITAL BUILDER PLAN
                    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                  FISCAL YEAR ENDED SEPTEMBER 30, 1996
                                        (Dollars in Thousands)

                                                                             Non-Participant
                                          Participant Directed                  Directed
                             -----------------------------------------------   ------------
                                           S & P                                   CSX
                             Guaranteed     500       Aggressive      CSX         ESOP
                             Interest      Index       Growth        Stock        Stock
                               Fund         Fund        Fund         Fund         Fund          Total
                             -----------------------------------------------   -----------------------

ADDITIONS
 Investment Income:
  Dividends and Interest     $    947     $    248      $   52       $   779    $ 3,324        $ 5,350
 Employer Contributions           231          118          50           650     11,844         12,893
 Participant                    1,763        2,429       1,418         3,750        ---          9,360
Contributions
 Net Realized and
  Unrealized Appreciation
  in Fair Value of
  Investments                     ---        1,985       1,011         6,216     26,991         36,203
                             ----------   ---------   ----------    --------   ------------    ---------

                                2,941        4,780       2,531        11,395     42,159         63,806
DEDUCTIONS
 Distributions to
  Participants                    515          297         215         1,197      4,232          6,456
 Fees and Expenses                 82           25          16            65        259            447
                             ----------   ---------   ----------    --------   ------------    ---------

                                  597          322         231         1,262      4,491          6,903

INTERFUND TRANSFERS            (1,163)         760        (559)          962        ---            ---
                             ----------   ---------   ----------    --------   ------------    ---------

NET INCREASE IN NET             1,181        5,218       1,741        11,095     37,668         56,903
ASSETS

Net Assets Available for
 Plan Benefits at
 Beginning of Year             14,331        9,766       7,564        29,098    132,658        193,417
                             ----------   ---------   ----------    --------   ------------    ---------

NET ASSETS AVAILABLE
FOR
 PLAN BENEFITS AT             $15,512      $14,984      $9,305       $40,193   $170,326        $250,320
 END OF YEAR
                             ==========   =========   ==========    ========   ============    =========


See Notes to Financial Statements.



































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        PAGE 8
                                 CSX CORPORATION
                              CAPITAL BUILDER PLAN
                          NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1997
                             (Dollars in Thousands)

NOTE 1.  SIGNIFICANT ACCOUNTING POLICIES

The accounting records of the CSX Corporation Capital Builder Plan ("the Plan") are maintained on the accrual basis. All securities transactions of the Plan are recorded as of the trade date.

Investments in CSX Corporation ("CSX") common stock and mutual funds are presented at fair value. Fair value is based upon the last reported sales price on the last business day of the Plan year. Collective trust fund participation units are carried at cost plus accrued interest as determined by the fund manager, which is contract value. Contract value approximates fair value.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, income, expenses, and other additions to and deductions from net assets. Actual results may differ from those estimates.

Certain amounts have been reclassified from the 1996 financial statements to be consistent with the presentation in the 1997 financial statements.

NOTE 2.  DESCRIPTION OF THE PLAN

A complete description of Plan provisions including those relating to contributions, vesting, withdrawals and distributions is contained in the Summary Plan Description and the Plan document. The prospectus relating to the Plan, which includes the Summary Plan Description, was filed with the Securities and Exchange Commission on June 9, 1989. Copies of these documents are available from the CSX Benefits Department. The following summary should be read in conjunction with the aforementioned documents.

General:  The Plan is a defined  contribution  plan subject to the provisions of
-------
the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan was established effective August 1, 1989 and qualifies as a "cash or deferred" arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended ("IRC"), as a combination profit sharing and stock bonus plan. Plan participation is limited to certain union employees of CSX and affiliated companies (the "Employer").

Under the stock bonus portion of the Plan ("ESOP"), CSX contributes a specified number of shares of CSX common stock on an annual basis to the accounts of participants who have met service requirements for the preceding calendar year and remain employed on specified dates as defined in the applicable Summary Plan Description. These shares may be purchased throughout the year and are classified as "unallocated" shares until credited to the participants' accounts. The CSX ESOP Stock Fund held 155,447 shares valued at $9,094 and 220,797 shares valued at $11,150 representing unallocated shares at September 30, 1997 and 1996, respectively.

           PAGE 9
                                 CSX CORPORATION
                              CAPITAL BUILDER PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED
                             (Dollars in Thousands)

NOTE 2.  DESCRIPTION OF THE PLAN, Continued

Investment  Alternatives:  Participant  contributions  may be invested in one or
------------------------
more of the following investment funds: (1) the Guaranteed Interest Fund, consisting of a collective trust fund that primarily invests in synthetic guaranteed investment contracts; (2) the S&P 500 Index Fund, consisting of a mutual fund that invests in common stocks selected primarily to duplicate the performance of the stock market as a whole; (3) the Aggressive Growth Fund, consisting of a mutual fund that invests in various securities selected primarily for capital growth potential; and (4) the CSX Stock Fund, consisting of investments in CSX common stock.

Amounts allocated to any of these funds may be temporarily retained as cash or invested in cash equivalents to facilitate the investment or reinvestment of Plan assets and the distribution of account balances to participants.

Participant Contributions: A participant may contribute from 1% to 15% of his or
-------------------------
her annual compensation, in 1% multiples, to the Plan. In addition, the Plan permits certain eligible participants to contribute other compensatory awards to the Plan. All participant contributions may be made on a before- or after-tax basis within the limits imposed by the Internal Revenue Code and may be invested in any combination of the four investment alternatives. Investment direction may be revised by participants as often as four times per year.

Employer  Contributions:  Contributions  to the profit  sharing  and stock bonus
-----------------------
portion of the Plan are made by the Employer in the number of shares of CSX common stock at least equal to the Company Stock Multiple (as defined in the Summary Plan Description) applicable to the participating group or an amount of cash which would permit the acquisition of that number of shares on the open market at the then available market prices. Such employer contributions, if applicable, are funded as defined by the Summary Plan Description each calendar year.

The Plan also provides for Employer matching contributions for certain eligible employees in an amount equal to the lesser of 50% of those participants' capital savings contributions or 3% of their annual base compensation. All employer matching contributions are invested in CSX common stock, with the exception of certain eligible employees who may direct up to 50% of the company contribution in 25% multiples in any of the four investment funds.

Vesting,   Withdrawals,   Distributions   and   Forfeitures:   Participants  are
-----------------------------------------------------------
immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of service. A participant is 100% vested after five years of credited service, or upon death, disability or retirement. Withdrawals and distributions are controlled in accordance with the provisions of the Plan. Amounts not fully vested at the time of withdrawal are redistributed to the individual participant accounts of those participants remaining in the Plan.

           PAGE 10
                                        CSX CORPORATION
                                     CAPITAL BUILDER PLAN
                           NOTES TO FINANCIAL STATEMENTS, CONTINUED
                                    (Dollars in Thousands)

NOTE 2.  DESCRIPTION OF THE PLAN, Continued

Participant   Accounts:   Each  participant's   account  is  credited  with  the
----------------------
participant's contributions, the appropriate portion of the Employer's contribution and an allocation of Plan earnings and forfeitures of terminated participants' nonvested accounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Plan  Termination:  Although  it has not  expressed  any  intent  to do so,  the
-----------------
Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

Administrative  Expenses: The administrative expenses of the Plan are payable by
------------------------
CSX or from Plan funds as the Plan Administrative Committee from time to time directs. CSX paid a portion of the administrative expenses of the Plan in 1997 and 1996.

NOTE 3.  INVESTMENTS

The Plan's investments are held by a bank administered trust fund. These investments are more fully described below:

Collective  Trust Fund:  Substantially  all of the assets held in the Guaranteed
----------------------
Interest Fund as of September 30, 1997 are invested in the American Express Stable Capital II Fund, which primarily invests in synthetic guaranteed investment contracts. Substantially all of the assets held in the Guaranteed Interest Fund as of September 30, 1996 were invested in the American Express Trust Collective Income Fund, which primarily invests in guaranteed investment contracts with insurance companies. Both funds are managed by American Express Financial Services.

Mutual Funds:  Substantially all of the assets held in the S&P 500 Index Fund as
------------
of September 30, 1997 are invested in the Vanguard Institutional Index Trust Fund, a mutual fund. Substantially all of the assets held in the S & P 500 Index Fund as of September 30, 1996 were invested in the Vanguard Index Trust-500 Portfolio, a mutual fund. Both funds are managed by the Vanguard Group.

Aggressive  Growth Fund:  Substantially all of the assets held in the Aggressive
-----------------------
Growth Fund as of September 30, 1997 and 1996 are invested in Twentieth Century Select Fund, a mutual fund managed by Twentieth Century Investors, Inc.

CSX Stock Fund and CSX ESOP Stock Fund:  Substantially all of the assets held in
--------------------------------------
these funds as of September 30, 1997 and 1996 are invested in CSX common stock.

           PAGE 11
                                 CSX CORPORATION
                              CAPITAL BUILDER PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED
                             (Dollars in Thousands)

NOTE 4.  INCOME TAX STATUS

The Internal Revenue Service ruled on March 7, 1996, that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The CSX Administrative Committee is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status. No provision for income taxes has been included in the Plan's financial statements.

NOTE 5.  RELATED PARTY TRANSACTIONS

CSX and its subsidiaries provide the Plan with certain management and accounting services. During fiscal years 1997 and 1996, the Plan reimbursed CSX and its subsidiaries $62 and $59, respectively, for these services which are considered reasonable and customary expenses of the Plan. During fiscal years 1997 and 1996, the Plan received $4,386 and $4,075, respectively, representing cash dividends from CSX common stock.

The trustee, The Northern Trust Company, invests Plan assets in the Collective Short-Term Investment Fund of The Northern Trust Company. For the fiscal year ended September 30, 1997, transactions involving this account included 484 purchases at a total cost of $24,186 and 246 sales with a fair value of $23,091. For the fiscal year ended September 30, 1996 transactions involving this account included 466 purchases at a total cost of $20,416 and 264 sales with a fair value of $20,510.

NOTE 6.  COMPARISON TO FORM 5500

Form 5500 requires the recording of a liability for participant distributions processed prior to year-end but not yet paid. In financial statements prepared in accordance with generally accepted accounting principles, such amounts remain net assets available for plan benefits until paid.

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

                                                       September 30, 1997
                                                     -------------------------

Net assets available for plan benefits per the
  financial statements                                        $310,967
Distributions due but unpaid                                         -
                                                     -------------------------

Net assets available for plan benefits per the
  Form 5500                                                   $310,967
                                                     =========================

           PAGE 12
                                 CSX CORPORATION
                              CAPITAL BUILDER PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED
                             (Dollars in Thousands)


NOTE 6.  COMPARISON TO FORM 5500, Continued

The following is a reconciliation of distributions made by participants per the financial statements to the Form 5500:


                                                         Fiscal Year Ended
                                                         September 30, 1997
                                                      -----------------------

Distributions to participants per the
  financial statements                                          $9,268
Add:  Distributions due but unpaid
  at September 30, 1997                                              -
Less:  Distributions due but unpaid
  at September 30, 1996                                         (2,015)
                                                      -----------------------

Distributions to participants per the
  Form 5500                                                     $7,253
                                                      =======================

                             SUPPLEMENTAL SCHEDULES

                                 CSX CORPORATION                               SCHEDULE 27a
                              CAPITAL BUILDER PLAN
                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               SEPTEMBER 30, 1997
                             (Dollars in Thousands)



                                                                                       Current
             Issuer                    Description of Investment          Cost          Value
----------------------------------    ----------------------------    -------------    ---------


Common Stock

*CSX Corporation                                 4,350,286 shares      $149,240        $254,492

Collective Trust Fund

American Express Stable Capital
II                                               1,359,993 shares        16,464          17,073
  Fund

Mutual Funds

Vanguard Instl Index Trust                         295,393 shares        21,475          26,074

Twentieth Century Select Fund                      288,955 shares        11,270          14,396

Cash and Cash Equivalents

* Collective Short-Term
Investment                                         459,000 shares           459             459
  Fund of the Northern Trust
Company
                                                                      -------------    ---------

TOTAL                                                                  $198,908        $312,494
                                                                      =============    =========



* Parties-in-Interest.


                                  CSX CORPORATION                                     SCHEDULE 27d
                              CAPITAL BUILDER PLAN
                       SCHEDULE OF REPORTABLE TRANSACTIONS
                      FISCAL YEAR ENDED SEPTEMBER 30, 1997
                             (Dollars in Thousands)


                                     Purchases                          Sales
                                 ------------------   -------------------------------------------
                                                                 Value of
                                                                  Assets
                                                                  Sold on       Cost       Net
                                                                Transaction      of        Gain
   Description of Asset          Number     Cost      Number       Date         Asset     (Loss)
----------------------------     -------   --------   -------   ------------   --------   -------
Category (i) - individual transactions in excess of 5% of plan assets
-------------------------------------------------------------------------------------------------

Vanguard Instl Index Fund             1    $19,417         -        $     -    $     -    $    -
Vanguard Index Trust-500
  Portfolio                           -          -         1         19,477     13,701     5,776
American Express Stable
  Capital II Fund                     1     16,250         -              -          -         -
American Express Trust
  Collective Income Fund              -          -         1         16,250     14,256     1,994

Category (iii) - series of securities transactions in excess of 5% of plan assets

-------------------------------------------------------------------------------------------------

CSX Corporation Common               73     18,034        36          7,144      4,641     2,503
Stock
Vanguard Instl Index Fund            21     21,475         -              -          -         -
Vanguard Index Trust -
 500 Portfolio                        -          -         8         19,899     13,985     5,914
American Express Stable              12     16,788         -              -          -         -
  Capital II Fund
American Express Trust
  Collective Income Fund              -          -        16         17,652     15,510     2,142
Collective Short-Term
  Investment Fund of the
  Northern Trust Company            484     24,186       246         23,091     23,091         -


There were no category (ii) or (iv) reportable transactions during the fiscal year ended September 30, 1997.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee members have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                           CSX CORPORATION CAPITAL BUILDER PLAN

                                    By:    /s/ JAMES L. ROSS
                                           -------------------------------------
                                           James L. Ross
                                           Vice President and Controller
                                           CSX Corporation
                                           (Plan Sponsor)


Date:  March 26, 1998

































                                     - 16 -